SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Commission File Number 1-14640

For the month of July, 2005

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.
(Exact name of registrant as specified in its charter)

Unibanco - Union of Brazilian Banks S.A.
(Translation of Registrant's name into English)

Av. Eusébio Matoso, 891
05423-901 São Paulo - SP, Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under Securities Exchange Act of 1934.

Yes _______ No ___X____

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.

CNPJ n.º 33.700.394/0001-40

NIRE 35300102771

SUMMARY MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS OF UNIBANCO – UNIÃO DE BANCOS BRASILEIROS S.A. , HELD ON JULY 19, 2005.

VENUE AND TIME: Av. Eusébio Matoso, n.º 891, 4º Floor, in the city of São Paulo , State of São Paulo, at 10:30am.

CHAIRMAN: Gabriel Jorge Ferreira

QUORUM: More than a half of the elected members.

PROVISIONS UNANIMOUSLY APPROVED:

1. The Company has approved the issuance, through its Grand Cayman branch, of fixed rate Perpetual Non – Cumulative Junior Subordinated Securities (“Securities”), in the principal amount between two hundred million dollars (US$ 200,000,000.00) and three hundred million dollars (US$ 300,000,000.00), in accordance with other conditions set forth in the Offering Memorandum. The Securities shall be classified as a Tier 2 capital, according to the Resolution n.º 2837/01 of the Brazilian Monetary Council and shall rank pari passu among themselves and in priority to Company's preferred and common shares (as defined by Brazilian corporate legislation). The Company intends to require the Brazilian Central Bank's approval in order to qualify the Securities as Tier 1 capital. Hence the Tier 1 capital Securities shall became subordinated to all of the Company's subordinated debt and shall rank pari passu with the Company's preferred shares. The proceeds from the sale of the Securities will be used solely by and in favor of the Company and of its shareholders.

2. In view of the above mentioned decision, any two Officers of the Company are hereby authorized, as per the Company's By-Laws, to practice any and all acts which shall be deemed convenient, useful or necessary for the effectiveness of the above mentioned issuance of Securities, including, but not limited to, the execution of any and all documents, warnings, statements, letters, instruments and agreements in connection with the issuance and sale of the Securities.

3. The Board of Executive Officers is duly and lawfully authorized to analyze the feasibility of structuring Company's shares buy back programs. Furthermore, any eventual Board of Executive Officers' analysis and proposals of implementing shares buy back programs must be submitted to the analysis of the Company's Board of Directors, it being understood that any such proposal of buy back shares programs must be strictly in conformity with Brazilian laws and applicable regulations.

São Paulo, July 19, 2005. (authorized signatures) Armínio Fraga Neto, Gabriel Jorge Ferreira, Joaquim Francisco de Castro Neto e Israel Vainboim. These minutes are a revised copy of the minutes registered in the Company´s appropriated book.

São Paulo, July 19, 2005.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date: July 20, 2005

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.

By:	/s/ Osias Santana de Brito
Osias Santana de Brito
Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.